UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Taro Pharmaceutical Industries Ltd.

c/o Taro Pharmaceuticals U.S.A., Inc.

Three Skyline Drive

Hawthorne, New York 10532

(NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:

Mariano A. BalaguerWilliam J. Coote
VP, CFOVP, Treasurer

(914) 345-9001 (914) 345-9001

Mariano.Balaguer@taro.comWilliam.Coote@taro.com

TARO ANNOUNCES COMMENCEMENT OF TENDER OFFER TO REPURCHASE UP TO $225 MILLION IN VALUE OF ITS ORDINARY SHARES

HAWTHORNE, NY, November 15, 2019 -- Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) announced today that it has commenced a modified “Dutch auction” tender offer to repurchase up to $225 million in value of its ordinary shares at a price not greater than $92.00 per share nor less than $80.00 per share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal that are being distributed to shareholders (the “Offer”). If the Offer is fully subscribed, the number of shares to be purchased in the Offer represents approximately 6.3% to 7.3% of Taro’s currently issued and outstanding shares depending on the purchase price payable for those shares pursuant to the Offer. The NYSE closing price of the shares on November 14, 2019, the last full trading day before today’s announcement and commencement of this Offer, was $76.22 per share.

The Offer will expire at 5:00 p.m., New York City time, on Monday, December 16, 2019, unless extended by Taro. Tenders of shares must be made prior to the expiration of the Offer and may be withdrawn at any time prior to the expiration of the Offer. The Offer will not be conditioned upon any minimum number of shares being tendered; however, the Offer is subject to a number of terms and conditions described in the Offer to Purchase.

Tendering shareholders may specify a price not greater than $92.00 per share nor less than $80.00 per share (in increments of $0.50) at which they are willing to sell their shares pursuant to the Offer. On the terms and subject to the conditions of the Offer, the Company will designate a single per share price that the Company will pay for shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of shares tendered and the prices specified by tendering shareholders. The Company will select the lowest purchase price, not greater than $92.00 per share nor less than $80.00 per share, that will allow it to purchase shares having an aggregate purchase price of $225 million, or a lower amount depending on the number of shares properly tendered and not properly withdrawn (such purchase price, the “Final Purchase Price”). Only shares validly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be eligible for purchase in the Offer. All shares acquired in the Offer will be acquired at the Final Purchase Price, including those shares tendered at a price lower than the Final Purchase Price. However, due to the “odd lot” priority, proration and conditional tender offer provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if the number of shares properly tendered at or below the Final Purchase Price and not properly withdrawn have an aggregate value in excess of $225 million (based on the Final Purchase Price).

The Company will purchase only those shares properly tendered and not properly withdrawn upon the terms and conditions of the Offer. All shares accepted for payment will be paid promptly after the expiration of the Offer period, to the seller in cash, less any applicable withholding taxes and without interest. At the maximum Final Purchase Price of $92.00 per share, the Company would purchase 2,445,652 shares if the Offer is fully subscribed, which would represent approximately 6.3% of the issued and outstanding shares as of November 14, 2019. At the minimum Final Purchase Price of $80.00 per share, the Company would purchase 2,812,500 shares if the Offer is fully subscribed, which would represent approximately 7.3% of the issued and outstanding shares as of November 14, 2019.

Shares not purchased in the Offer will be returned at the Company’s expense promptly following the expiration of the Offer. The Company reserves the right, in its sole discretion, to change the per share purchase price options and to increase or decrease the aggregate value of shares sought in the Offer, subject to applicable law. In accordance with the rules of the U.S. Securities and Exchange Commission (“SEC”), the Company may purchase in the Offer up to an additional 2% of its outstanding shares without amending or extending the Offer.

As of October 31, 2019, Taro had approximately $1.5 billion in cash and cash equivalents and short-term and long-term marketable securities, a portion of which will be used to fund the Offer.

The Dealer Manager for the Offer is J.P. Morgan Securities LLC, and the Information Agent is MacKenzie Partners Inc. The Depositary is American Stock Transfer & Trust Company, LLC. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to shareholders of record and also will be made available for distribution to beneficial owners of shares. For questions and information, please call the Dealer Manager or the Information Agent toll free at 1-877-371-5947 or 1-800-322-2885, respectively.

Taro’s Board of Directors has approved the Offer. However, none of Taro, its Board of Directors, the Dealer Manager, the Information Agent or the Depositary is making any recommendations to shareholders as to whether to tender or refrain from tendering their shares or as to the purchase price or the purchase prices at which shares may be tendered into the Offer. Shareholders must make their own decisions as to how many shares they will tender, if any. In so doing, shareholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF TARO PHARMACEUTICAL INDUSTRIES LTD. ORDINARY SHARES. THE OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT TARO WILL SHORTLY BE DISTRIBUTING TO ITS SHAREHOLDERS AND FILING WITH THE SEC. SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. SHAREHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT TARO WILL SHORTLY BE FILING WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR BY CALLING MACKENZIE PARTNERS, INC., THE INFORMATION AGENT FOR THE OFFER, TOLL-FREE AT 1-800-322-2885. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com

SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2020.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 15, 2019

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director